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                                                                    EXHIBIT 99.1

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
   ACCOMPANYING ANNUAL REPORT ON FORM 20-F REPORT OF DOMAN INDUSTRIES LIMITED
                    SECTION 906 OF SARBANES-OXLEY ACT OF 2002
              (CHAPTER 63, TITLE 18 U.S.C. SECTION 1350(A) AND (B))



     Pursuant to 18 U.S.C. Section 1350(a) and (b), as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned hereby certifies that the Annual Report on Form 20-F for the fiscal year ended December 31, 2002 of Doman Industries Limited (the "Company") as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.




Dated:  June 20, 2003                  /s/ J.H. DOMAN
                                       ----------------------------------------
                                       J.H. Doman
                                       President and Chief Executive Officer
                                       Doman Industries Limited



















     A signed original of this written statement required by Section 906 has been provided to Doman Industries Limited and will be retained by Doman Industries Limited and furnished to the Securities and Exchange Commission or its staff upon request.